UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 25, 2015

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Related to Previously Announced Sale of SIG Combibloc and Amendment to Credit Agreement

On February 25, 2015, in connection with the previously announced sale of its SIG Combibloc business (the “SIG Disposition”), Reynolds Group Holdings Limited (the “Company”, “we”, “us” and “our”) entered into a Loan Modification Agreement and Amendment No. 9 (the “Credit Agreement Amendment”) to the Third Amended and Restated Credit Agreement, dated as of September 28, 2012 (as amended, supplemented and modified, the “Credit Agreement”), among the borrowers set forth therein, the Company, the lenders party thereto and Credit Suisse AG, as Administrative Agent, with respect to term loans outstanding under the Credit Agreement. The Credit Agreement Amendment will be effective upon the receipt by the Company of the SIG Disposition proceeds on the closing date of the SIG Disposition (the “Effective Date”). The conditions precedent to the closing of the SIG Disposition have been satisfied and we anticipate that the closing will occur in mid-March 2015.

Under the Credit Agreement Amendment, the terms of all outstanding term loans will be amended as described below. Pursuant to the Credit Agreement Amendment, and subject to the conditions described in the next two sentences, no net proceeds from the SIG Disposition (or any sale of the Company’s Evergreen and / or Closures businesses if a definitive agreement with respect to such businesses is signed prior to March 31, 2016) will be required to be used to prepay the term loans. However, the Credit Agreement Amendment requires that the net proceeds from the SIG Disposition (and if applicable, the sale of Evergreen and/or Closures, subject to certain rights with respect to the reinvestment of such proceeds) be used for debt repayment only and such repayment must be completed no later than 120 days from the date of receipt of the relevant proceeds. In addition, the Credit Agreement Amendment requires that the Company’s net senior secured first lien leverage, pro forma for the SIG Disposition (and if applicable, the sale of Evergreen and / or Closures) and associated debt repayment, must not exceed a ratio of 3.50:1.00. Pursuant to the Credit Agreement Amendment, the Eurocurrency applicable margin on the term loans will be increased to 3.50%. In the event that any term loans are repaid in a repricing transaction within six months of the Effective Date, the lenders holding such repaid loans shall be paid a fee equal to 1.0% of the repaid amount. Term loan lenders who consented to the Credit Agreement Amendment received a modification fee equal to 0.25% of such lenders’ aggregate principal amount of term loans outstanding. All other terms of the Credit Agreement will remain the same, except for certain technical amendments, including amendments to the calculation methods and time periods related to required prepayments with asset sale proceeds intended to make those provisions more consistent with the Company’s requirements under its indentures.

The form of Credit Agreement Amendment is furnished as Exhibit 1 to this report. The foregoing description of the Credit Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement Amendment, which is incorporated herein by reference.

Information Related to Previously Announced Asset Sale Offers and Premium Tender Offers

On February 17, 2015, the Company announced that its wholly-owned subsidiaries had commenced (1) asset sale offers to purchase (the “Asset Sale Offers”) for cash their senior secured notes and senior notes (collectively, the “Notes”) pursuant to the Offer to Purchase, dated February 17, 2015 (the “Asset Sale Offer to Purchase”), and (2) the premium tender offers to purchase (the “Premium Tender Offers”) for cash certain of their Notes pursuant to the Offer to Purchase, dated February 17, 2015 (the “Premium Tender Offer to Purchase”).

The Company is amending the following information with respect to the Asset Sale Offers and Premium Tender Offers. As of February 25, 2015, the amount of cash proceeds (net of certain adjustments described in the indentures governing the Notes) to be received at the closing of the SIG Disposition is still currently estimated to be $4.150 billion (the “Net Proceeds”). As a result of the Credit Agreement Amendment, none of the Net Proceeds will be required to be used to prepay term loans under the Credit Agreement (subject to the conditions described above) (as amended, the “Initial Term Loan Prepayment”). Consequently, all of the Net Proceeds will be available for purchasing Notes in the Asset Sale Offers and Premium Tender Offers (as amended, the “Maximum Senior Secured Notes Asset Sale Offer Tender Amount”).

Full details of the terms and conditions of the Asset Sale Offers are included in the Asset Sale Offer to Purchase and accompanying Letter of Transmittal. Full details of the terms and conditions of the Premium Tender Offers are included in Premium Tender Offer to Purchase and accompanying Letter of Transmittal. Except for Initial Term Loan Prepayment and Maximum Senior Secured Asset Sale Offer Tender Amount, all other terms and conditions of the Asset Sale Offers and Premium Tender Offers are unchanged.

Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
1	Form of Loan Modification Agreement and Amendment No. 9.

Forward-Looking Statements:

This report may include statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, including the estimated Net Proceeds and our ability to complete the SIG Disposition, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others: risks related to strategic transactions, including completed and future acquisitions and dispositions, such as the risks that we may be unable to complete an acquisition or disposition, such as the SIG Disposition, in the timeframe anticipated, on its original terms, or at all, or that we may not be able to achieve some or all of the benefits that we expect to achieve from such transactions, including risks related to integration of our acquired businesses; risks related to the future costs of raw materials, energy and freight; risks related to economic downturns in our target markets; risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance; risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws; risks related to the impact of a loss of any of our key manufacturing facilities; risks related to our exposure to environmental liabilities and potential changes in legislation or regulation; risks related to our dependence on key management and other highly skilled personnel; risks related to the consolidation of our customer bases, competition and pricing pressure; risks related to exchange rate fluctuations; risks related to dependence on the protection of our intellectual property and the development of new products; risks related to our pension plans; risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility; risks related to our suppliers of raw materials and any interruption in our supply of raw materials; risks related to our substantial indebtedness and our ability to service our current and future indebtedness; risks related to increases in interest rates which would increase the cost of servicing our debt; and risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility.

New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
February 25, 2015

Exhibit Index

Exhibit No.	Description
1	Form of Loan Modification Agreement and Amendment No. 9.